Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS inc.

For the three-month periods ended June 30, 2019 and 2018

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at June 30, 2019 and March 31, 2019

	June 30,	March 31,
	2019	2019 (1)
Assets

Current assets:
Cash and cash equivalents	$5,339,468	$9,819,351
Short-term investment	36,000	48,000
Trade and other receivables	5,701,512	5,806,388
Prepaid expenses	2,311,224	1,093,677
Inventories (note 4)	6,408,665	5,038,161
Other asset (note 14)	—	2,835,000
	19,796,869	24,640,577

Property, plant and equipment (note 5)	47,889,795	47,023,973
Right-of-use assets (note 6)	1,099,899	—
Intangible assets (note 7)	7,335,038	7,650,598
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Other asset (note 14)	4,328,454	4,002,337
Total assets	$87,353,145	$90,220,575

Liabilities and Equity

Current liabilities:
Trade and other payables	$10,110,674	$8,519,239
Lease liabilities (note 6)	339,776	—
Loans and borrowings (note 8)	4,567,445	3,466,501
Deferred revenues	283,395	25,070
Provisions (note 9)	1,008,368	7,964,576
	16,309,658	19,975,386

Deferred lease inducements (note 6)	—	207,745
Lease liabilities (note 6)	940,880	—
Long-term payables	727,999	855,337
Deferred tax liabilities	146,235	197,181
Total liabilities	18,124,772	21,235,649

Equity:
Share capital (note 10)	137,844,091	131,083,698
Warrants (note 10 (c))	—	648,820
Contributed surplus	39,948,611	39,165,706
Accumulated other comprehensive income	559,183	758,066
Deficit	(109,123,512)	(102,671,364)
Total equity	69,228,373	68,984,926

Commitments and contingencies (note 15)
Subsequent events (note 18)
Total liabilities and equity	$87,353,145	$90,220,575

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

	June 30, 2019	June 30, 2018 (1)
Revenue from sales	$3,989,498	$4,898,149
Royalty revenues	341,863	270,125
Other revenues	29,647	—
Total revenues	4,361,008	5,168,274

Cost of sales (note 4)	(5,073,183)	(3,675,042)
Gross profit	(712,175)	1,493,232

Research and development expenses, net of tax credits and grants of $20,052 (2018 - $49,899)	(342,336)	(1,675,465)
Selling, general and administrative expenses	(5,329,864)	(3,852,744)
Loss from operating activities	(6,384,375)	(4,034,977)

Finance income	18,837	64,196
Finance costs (note 11)	(137,557)	(211,740)
	(118,720)	(147,544)
Loss before income taxes	(6,503,095)	(4,182,521)

Income tax recovery	50,947	82,549
Net loss	(6,452,148)	(4,099,972)

Other comprehensive loss
Unrealized losses on investment (note 14)	(198,883)	(2,684,288)
Net change in unrealized loss on derivatives designated as cash flow hedges	—	(5,742)
Total other comprehensive loss	(198,883)	(2,690,030)

Total comprehensive loss	$(6,651,031)	$(6,790,002)

Basic and diluted loss per share	$(0.08)	$(0.05)

Basic and diluted weighted average number of common shares	80,754,086	78,880,387

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Deficit	Total
Balance at March 31, 2019	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$(102,671,364)	$68,984,926

Net loss for the period	–	–	–	–	–	(6,452,148)	(6,452,148)
Other comprehensive loss for the period	–	–	–	–	(198,883)	–	(198,883)
Total comprehensive loss for the period	–	–	–	–	(198,883)	(6,452,148)	(6,651,031)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	856,926	–	–	856,926
Warrants exercised (note 10 (c))	750,000	3,176,320	(648,820)	–	–	–	2,527,500
Share options exercised (note 10 (a))	130,826	272,073	–	(74,021)	–	–	198,052
Provisions settled in shares (note 10 (b))	600,000	3,312,000	–	–	–	–	3,312,000
Total contributions by and distribution to equity holders	1,480,826	6,760,393	(648,820)	782,905	–	–	6,894,478

Balance at June 30, 2019	81,468,118	$137,844,091	$—	$39,948,611	$559,183	$(109,123,512)	$69,228,373

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					loss
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(4,099,972)	(4,099,972)
Other comprehensive loss for the period	–	–	–	–	(2,684,288)	(5,742)	–	(2,690,030)
Total comprehensive loss for the period	–	–	–	–	(2,684,288)	(5,742)	(4,099,972)	(6,790,002)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	1,025,283	–	–	–	1,025,283
Share options exercised (note 10 (a))	433,477	1,000,429	–	(304,150)	–	–	–	696,279
Total contributions by and distribution to equity holders	433,477	1,000,429	–	721,133	–	–	–	1,721,562

Balance at June 30, 2018	79,237,689	$129,483,936	$648,820	$37,076,682	$(2,177,819)	$13,348	$(83,579,637)	$81,465,330

See accompanying notes to unaudited consolidated interim financial statements.

neptune WELLNESS SOLUTIONS inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

	June 30,	June 30,
	2019	2018 (1)
Cash flows used in operating activities:
Net loss for the period	$(6,452,148)	$(4,099,972)
Adjustments:
Depreciation of property, plant and equipment	657,255	571,995
Amortization of right-of-use of assets (note 6)	76,845	—
Amortization of intangible assets	349,575	181,263
Stock-based compensation	856,926	1,025,283
Recognition of deferred revenues	(23,634)	(107,635)
Amortization of deferred lease inducements	—	(14,839)
Net finance expense	118,720	147,544
Realized foreign exchange gain	(26,997)	(30,836)
Income taxes recovery	(50,947)	(82,549)
Net loss from sale of property, plant and equipment	—	32,333
	(4,494,405)	(2,377,413)
Changes in operating assets and liabilities (note 13 (a))	(1,664,954)	119,022
	(6,159,359)	(2,258,391)
Cash flows used in investing activities:
Maturity of short-term investment	12,000	—
Interest received	18,837	64,196
Acquisition of property, plant and equipment	(1,930,334)	(1,897,985)
Acquisition of intangible assets	(75,691)	(23,721)
	(1,975,188)	(1,857,510)
Cash flows from financing activities:
Variation of the bank line of credit (note 13 (c))	1,360,000	20,000
Repayment of loans and borrowings (note 13 (c))	(267,858)	(368,376)
Payments of lease liabilities (note 6)	(81,704)	—
Interest paid	(84,826)	(77,226)
Proceeds from exercise of warrants (note 10 (c))	2,527,500	—
Proceeds from exercise of options (note 10 (a))	198,052	696,279
	3,651,164	270,677
Foreign exchange gain on cash and cash equivalents held in foreign currencies	3,500	13,014
Net decrease in cash and cash equivalents	(4,479,883)	(3,832,210)
Cash and cash equivalents as at April 1, 2019 and 2018	9,819,351	24,287,107
Cash and cash equivalents as at June 30, 2019 and 2018	$5,339,468	$20,454,897

Cash and cash equivalents is comprised of:
Cash	$1,183,960	$5,453,976
Cash equivalents	4,155,508	15,000,921

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), 9354-7537 Québec Inc. and Neptune Holding USA, Inc.

Neptune specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec. With the recent acquisition of assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively "SugarLeaf") subsequent to period-end (refer to note 18 (c)), the Corporation now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, the Corporation as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2019.

The consolidated interim financial statements were approved by the Board of Directors on August 13, 2019.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 12); and
•	Financial asset which is measured at fair value (note 14).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’s functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities and provisions, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (notes 9 and 15);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense (note 12); and
•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets; and
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 9).
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2019, except as disclosed below.

New standards and interpretations adopted during the period:

(a)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Corporation has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. Under this method, the Corporation elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of retained earnings as at April 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Transition options and practical expedients

The Corporation has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Corporation applied IFRS 16 only to contracts that were previously identified as leases under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application;

•

Short-term leases and leases of low-value items recognition exemptions:  related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term ends within 12 months of the date of initial application, the lease may be classified as short-term leases.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

The Corporation has elected not to apply the following transition options and practical expedients available under IFRS 16:

•	Use of hindsight;
•	Impairment and onerous leases;
•	Initial direct costs;
•	Discount rates; and
•	Non-lease components.

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Corporation’s operating leases, as the nature of expenses related to most of the Corporation’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Under IAS 17, the Corporation classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Corporation. Most of the Corporation’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Corporation. Lease payments related to the Corporation’s operating leases were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Any prepaid rent and deferred lease inducements were recognized under “Prepaid expenses” and “Deferred lease inducements”, respectively, in the consolidated statements of financial position as at March 31, 2019.

Upon adoption of IFRS 16, the Corporation recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted for prepaid rent and deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Corporation’s consolidated statement of financial position as at April 1, 2019:

Impact of adopting IFRS 16 as at April 1, 2019	Note	Increase (decrease)

Assets

Current assets:
Prepaid expenses	(i)	$(22,127)

Non-current assets:
Right-of-use of assets	(ii)	1,176,744

Total assets		$1,154,617

Liabilities

Current liabilities:
Lease liabilities	(ii)	$334,872

Non-current liabilities:
Lease liabilities	(ii)	1,027,490
Deferred lease inducements	(i)	(207,745)

Total liabilities and equity		$1,154,617

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

(i)	Prepaid expenses and deferred lease inducements related to previous operating leases were derecognized.
(ii)

Lease liabilities of $1,362,362 and related right-of-use assets of $1,176,745 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening retained earnings as at April 1, 2019 due to the Corporation choice on transition method.

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate as at April 1, 2019. The weighted average incremental borrowing rate applied as at April 1, 2019 was 5.14%. The lease liabilities as at April 1, 2019 can be reconciled to the operating lease commitments as at March 31, 2019 as follows:

Reconciliation of operating leases commitments liabilities recognized to operating lease commitments

Operating lease commitments as at March 31, 2019	$1,587,571
Non-lease components separated from lease components	(60,755)
Other	(15,189)
Effect of discounting	(149,265)
Discounted lease liabilities as at April 1, 2019	$1,362,362

Significant accounting policies

At inception, the Corporation assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

The details of the new significant accounting policies in relation to the Corporation’s leases are set out below.

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets is comprised of:

•	the initial measurement amount of the lease liabilities recognized;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred; and
•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term. Right-of-use assets are assessed for impairment whenever there is an indication that the right-of-use assets may be impaired.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Corporation uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Corporation is reasonably certain to exercise that option.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of earnings when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Corporation’s consolidated statement of earnings based on their function within the Corporation, while interest expense on lease liabilities is presented within finance costs.

Cash flows classification

Lease payments related to the principal portion of the lease liabilities are classified as cash flows from financing activities and lease payments related to the interest portion of the lease liabilities are classified as interest paid within cash flows from financing activities. Lease incentives received are classified as cash flows from investing activities. Variable lease payments not included in the measurement of lease liabilities are classified as cash flows from operating activities.

Significant judgment in determining the lease term of contracts with extension options and termination options

The Corporation determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Corporation applies judgment in assessing whether it is reasonably certain to exercise its options to extend its leases or to not exercise its options to terminate its leases, by considering all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Corporation.

(b)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provided guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation has adopted the Interpretation which did not have an impact on the Corporation’s consolidated financial statements.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month period ended June 30, 2019, and have not been applied in preparing these consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

4.	Inventories:

	June 30,	March 31,
	2019	2019

Raw materials	$4,620,180	$3,410,613
Work in progress	186,560	281,027
Finished goods	981,961	635,914
Supplies and spare parts	619,964	710,607
	$6,408,665	$5,038,161

Cost of sales for the three-month period ended June 30, 2019 was comprised of inventory costs of $2,659,203 (2018 - $3,352,479), other costs of $292,990 (2018 - $322,563) and unallocated production overhead costs of $2,120,990 (2018 – nil).

5.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2019	$228,630	$21,230,473	$25,289,413	$119,839	$155,618	$47,023,973
June 30, 2019	228,630	21,616,975	25,776,876	112,445	154,869	47,889,795

6. Leases:

The Corporation has entered into lease contracts mainly for its premises, which expire through the year 2024.

(a)	Right-of-use assets

	Buildings	Office equipment	Total

Balance as at April 1, 2019	$1,138,729	$38,015	$1,176,744

Depreciation for the period	(74,860)	(1,985)	(76,845)

Balance as at June 30, 2019	$1,063,869	$36,030	$1,099,899

Depreciation of right-of-use assets for the three-month period ended June 30, 2019 of $76,845 is included in selling, general and administrative expenses in the consolidated interim statement of earnings and comprehensive loss.

The Corporation recorded a revenue of $29,647 for the three-month period ended June 30, 2019 from subleasing right-of-use of assets. There is no contracts related to this sublease between the Corporation and the third party. Therefore, there is no lease term. Moreover, revenue varies depending on the use that is made by the third party.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

(b)	Lease liabilities

The following table summarizes the lease liabilities amounts recognized in the consolidated interim statement of financial position as at June 30, 2019:

June 30, 2019

Current	$339,776
Non-current	940,880

(c)	Cash outflow for leases recognized in the consolidated interim statement of cash flows

Three-month period ended June 30, 2019

Operating activities:
Cash outflow for non-lease components not included in the measurement of lease liabilities	$(4,563)
Cash inflow for income from sublease	29,647
$25,084
Financing activities:
Cash outflow for principal portion of lease liabilities	$(81,704)
Cash outflow for interest portion of lease liabilities - included within interest paid	(17,154)
$(98,858)

Total net cash outflow for leases	$(73,774)

Interest expense on leases liabilities for the three-month period ended June 30, 2019 of $17,154 is presented under finance costs (note 11).

Expense for non-lease components presented in selling, general and administrative expenses amounted to $4,563 for the three-month period ended June 30, 2019.

(d)	Maturity analysis – contractual undiscounted cash flows

June 30, 2019

Less than 1 year	$397,813
Between 1 and 5 years	984,464
More than 5 years	30,507
Total contractual undiscounted cash flows of lease liabilities	$1,412,784

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

7.	Intangible assets:

	Customer	License	Computer
	relationships	agreements	Software	Total

Net carrying amounts:
March 31, 2019	$2,769,229	$4,518,365	$363,004	$7,650,598
June 30, 2019	2,666,728	4,323,961	344,349	7,335,038

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	June 30,	March 31,
	2019	2019

Loans and borrowings:
Loan, bearing interest at prime rate plus 1.70%, secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 with a final payment of $2,242,844 in December 2019. The Corporation is subject to certain financial covenants under this secured loan. As at June 30, 2019, Neptune was in compliance with these financial covenants. Amounts presented are net of transaction costs of $101,829 (2019 - $110,631).	$2,587,445	$2,846,501

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, expiring on August 31, 2019.	1,980,000	620,000

	4,567,445	3,466,501
Less current portion of loans and borrowings	4,567,445	3,466,501
Loans and borrowings	$—	$—

9.	Provisions:
(a)

During the year ended March 31 ,2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month period ended June 30, 2019, the Corporation paid an amount of $291,292

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

and recorded in Trade and other payables an amount of $911,374 related to the portion of the judgment not contested by Neptune. During the three-month period ended June 30, 2019, an additional amount of $80,958 has been recorded as provision for royalties payments on sales for the first quarter consolidated revenues and as expenses related to the litigation. The provision recorded for this litigation is totalling $1,008,368.

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019.

(b)

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position (note 14). In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the three-month period ended June 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

10.	Capital and other components of equity:
(a)	Share options exercised:

During the three-month period ended June 30, 2019, Neptune issued 130,826 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.51 per common share for a total cash consideration of $198,052.

During the three-month period ended June 30, 2018, Neptune issued 433,477 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.60 per common share for a total cash consideration of $696,279.

(b)	Provision settled in shares:

During the three-month period ended June 30, 2019, Neptune issued 600,000 common shares of the Corporation to the Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 9 (b)).

(c)	Warrants:

During the three-month period ended June 30, 2019, Neptune issued 750,000 common share of the Corporation for warrants exercised for a total cash consideration of $2,527,500. As at June 30, 2019, there are no outstanding and exercisable warrants (750,000 as at March 31, 2019).

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

11.	Finance costs:

	Three-month periods ended
	June 30,	June 30,
	2019	2018 (1)

Interest charges and other finance costs	$(96,906)	$(193,918)
Interest on lease liabilities (note 6)	(17,154)	—
Foreign exchange loss	(23,497)	(17,822)
Finance costs	$(137,557)	$(211,740)
(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3.

12. Share-based payments:

       At June 30, 2019, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (VWAP), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$2.02	9,651,085	$1.92	10,091,546
Granted	5.71	706,639	4.65	203,800
Exercised (note 10 (a))	1.51	(130,826)	1.65	(233,477)
Forfeited	5.44	(13,501)	—	—
Options outstanding at June 30, 2019 and 2018	$2.28	10,213,397	$1.98	10,061,869

Options exercisable at June 30, 2019 and 2018	$2.00	3,657,629	$1.92	2,513,403

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

Subsequent to the period-end, 510,794 options were forfeited related to the former chief executive officer (refer to note 18 (a)). The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Three-month period ended June 30, 2019	Three-month period ended June 30, 2018

Exercise price	$5.71	$4.65
Share price	$5.30	$4.96
Dividend	‒	‒
Risk-free interest	1.51%	1.92%
Estimated life (years)	3.57	3.50
Expected volatility	60.35%	52.92%

The weighted average fair value of the options granted to employees during the three-month period ended June 30, 2019 is $2.25 (2018 - $2.08). No options were granted to non-employees during the three-month periods ended June 30, 2019 and 2018.

Stock-based compensation recognized under this plan amounted to $905,652 for the three-month period ended June 30, 2019 (2018 - $954,736).

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at June 30, 2019, all performance options were vested.

The number and weighted average exercise prices of performance options are as follow:

	2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2019 and 2018	$1.55	25,000	$1.55	325,000
Exercised (note 10 (a))	—	—	1.55	(200,000)
Options outstanding at June 30, 2019 and 2018	$1.55	25,000	$1.55	125,000

Options exercisable at June 30, 2019 and 2018	$1.55	25,000	$1.55	125,000

Stock-based compensation recognized under this plan amounted to nil for the three-month period ended June 30, 2019 (2018 - $40,942).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

	2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2019 and 2018	$1.56	448,387	$1.50	570,752
Forfeited	1.63	(73,840)	—	—
DSUs outstanding at June 30, 2019 and 2018	$1.55	374,547	$1.50	570,752

DSUs exercisable at June 30, 2019 and 2018	$1.54	372,898	$1.46	392,712

Of the 374,547 DSUs outstanding as at June 30, 2019, 92,756 DSUs vested upon achievement of performance conditions, 63,657 DSUs vested upon services to be rendered during a period of twelve months from date of grant and 218,134 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Stock-based compensation recognized under this plan amounted to ($48,726) for the three-month period ended June 30, 2019 (2018 - $29,605).

13.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	Three-month periods ended
	June 30,	June 30,
	2019	2018

Trade and other receivables	$104,876	$699,891
Prepaid expenses	(1,239,675)	(279,470)
Inventories	(1,370,504)	(1,971,419)
Trade and other payables	1,892,598	1,608,396
Provisions	(1,334,208)	—
Deferred revenues	281,959	61,624
Changes in operating assets and liabilities	$(1,664,954)	$119,022

(b)	Non-cash transactions:

	Three-month periods ended
	June 30,	June 30,
	2019	2018

Acquired property, plant and equipment included in trade and other payables	$909,310	$1,337,785
Intangible assets included in trade and other payables	655,768	415,195
Intangible assets included in long-term payables	701,170	264,234
Provision settled in shares of the Corporation (note 9 (b))	3,312,000	—
Deferred lease inducements against right-of-use assets for IFRS 16 transition (note 3)	207,745	—
Prepaid rent applied against right-of-use assets for IFRS 16 transition (note 3)	22,127	—
Common shares of Acasti held by the Corporation transferred to settle provision (note 9 (b))	2,310,000	—

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2019	Proceeds	Repayments	Accretion of interest	Balance as at June 30, 2019

Loan	$2,846,501	$–	$(267,858)	$8,802	$2,587,445
Bank line of credit	620,000	1,360,000	–	–	1,980,000
Total long-term debt	$3,466,501	$1,360,000	$(267,858)	$8,802	$4,567,445

14.Financial instruments:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”).

As at June 30, 2019, the Corporation has 2,964,694 common shares of Acasti (5,064,694 as at March 31, 2019). The fair value of the investment in Acasti was determined to be $4,328,454 or $1.46 per share as at June 30, 2019 ($6,837,337 or $1.35 per share as at March 31, 2019). During the three-month period ended June 30, 2019, 2,100,000 Acasti shares held by the Corporation were transferred to settle a litigation provision with the Former CEO (refer to note 9 (b)) with a change in fair value loss of $525,000. The remaining investment was measured using Acasti’s stock market price, a level 1 input with a change in fair value gain of $326,117. The net change in fair value of the investment amounted to a $198,883 loss and was recognized in other comprehensive loss.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

15.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune entered into an exclusive commercial agreement for a speciality ingredient for a period of 11 years. According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,515,392 (US$4,211,831). On November 2, 2017, Neptune entered into another exclusive commercial agreement for the same speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019 corresponding to total royalties of $1,560,000 to maintain the exclusivity.

(ii)

On December 21, 2018, Neptune entered into a 5 year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

(iii)

Capital expenditures of $4,800,000 were approved by the Board for Phase 2 capacity expansion. As at June 30, 2019, Neptune signed various capital expenditure contracts related to this second investment amounting to $4,236,196 of which $2,602,955 has been paid and $691,235 is included in trade and other payables.

(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract will give rise to annual expense of approximately $172,000 for the next 5 years. The Corporation also entered into a contract for EU GMP consultation. The remaining commitment related to those contracts amounts to $950,742.

(v)	As at June 30, 2019, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $574,697.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,008,368 has been recognised (refer to note 9) for this claim as at June 30, 2019.

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,845,150 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $185 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognised for this case as at June 30, 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

16.	Operating segments:

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker.

The Sherbrooke facility is used for the extraction, purification and formulation of cannabis oil extracts and is presented under the cannabis segment information.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

(a)	Information about reportable segments:

Three-month period ended June 30, 2019:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$4,293,007	$38,354	$29,647	$4,361,008
Gross profit	1,349,512	(2,091,334)	29,647	(712,175)

Research and development expenses net of credits and grants	(92,698)	(249,638)		(342,336)
Selling, general and administrative expenses	(1,011,806)	(349,152)		(1,360,958)
Segment income (loss) from operating activities before corporate expenses	245,008	(2,690,124)	29,647	(2,415,469)

Unallocated costs:
Corporate general and administrative expenses			$(3,968,906)	(3,968,906)
Net finance costs			(118,720)	(118,720)
Income tax recovery			50,947	50,947
Net loss				(6,452,148)

Depreciation and amortization	(167,862)	(794,434)	(121,379)	(1,083,675)
Stock-based compensation	(117,343)	(273,046)	(466,537)	(856,926)
Reportable segment assets	23,449,123	51,386,555	12,517,467	87,353,145
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	9,154,045	2,316,720	6,654,007	18,124,772

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

Three-month period ended June 30, 2018:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$5,168,274	$—		$5,168,274
Gross profit	1,493,232	—		1,493,232

Research and development expenses net of credits and grants	(86,586)	(1,588,879)		(1,675,465)
Selling, general and administrative expenses	(1,088,353)	(496,338)		(1,584,691)
Segment income (loss) from operating activities before corporate expenses	318,293	(2,085,217)		(1,766,924)

Unallocated costs:
Corporate general and administrative expenses			$(2,268,053)	(2,268,053)
Net finance costs			(147,544)	(147,544)
Income tax recovery			82,549	82,549
Net loss				(4,099,972)

Depreciation and amortization	(186,121)	(515,377)	(51,760)	(753,258)
Stock-based compensation	(129,350)	(267,904)	(625,029)	(1,022,283)
Reportable segment assets	25,227,021	44,384,443	26,063,032	95,674,496
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	10,087,480	2,269,525	1,852,161	14,209,166
(b)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

					Three-month period
					ended June 30, 2019
	Nutraceutical	Cannabis	Royalties	Corporate	Total revenues

Canada	$1,515,071	$38,354	$16,523	$29,647	$1,599,595
United States	2,436,072	—	325,341	—	2,761,413
	$3,951,143	$38,354	$341,864	$29,647	$4,361,008

			Three-month period
			ended June 30, 2018
	Nutraceutical	Royalties	Total revenues

Canada	$1,781,914	$1,037	$1,782,951
United States	2,576,827	269,088	2,845,915
Other countries	539,408	—	539,408
	$4,898,149	$270,125	$5,168,274

The Corporation’s property, plant and equipment and intangible assets are mainly geographically located in Canada.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month periods ended June 30, 2019 and 2018

17.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended June 30, 2019 and 2018:

	Three-month periods ended
	June 30,	June 30,
	2019	2018

Short-term benefits	$608,487	$756,720
Share-based compensation costs	622,463	865,772
Severance (note 18 (a))	249,688	—
	$1,480,638	$1,622,492

18.	Subsequent events:

(a)	Change in management team

On July 8, 2019, Neptune announced the appointment of Michael Cammarata as its Chief Executive Officer (CEO) and Member of the Board of Directors. Jim Hamilton has stepped down from his role as CEO and Director of the Corporation but will remain as an advisor to the Board. According to his amended employment agreement, Jim Hamilton was entitled to a termination severance and his unvested options vest based on a pro-rata basis as of his termination employment date. As a result of applying the clauses of this agreement, 638,493 of his outstanding unvested options were accelerated vested and 510,794 of his unvested options were forfeited. In the three-month period ended June 30, 2019, a stock-based compensation expense of $32,854 and a severance expense of $249,688 were recorded in Selling, general and administration expenses in the Statement of Earnings and Comprehensive Loss.

At the next Shareholders Meeting in August 2019, amendments to the stock option plan will be submitted for approval in connection to options granted to the new CEO.

The Vice-President & Chief Financial Officer (CFO) of the Corporation, Mario Paradis, has decided to leave the Corporation but will remain as CFO at Neptune for the transition period until the appointment of the new CFO. According to his separation agreement, Mario Paradis is entitled to his unvested options with accelerated vesting date.

(b)	Private placement

On July 18, 2019, Neptune announced that it completed a private placement with both existing and new institutional investors resulting in gross proceeds to the Corporation of $53.9 million (US$41.4 million). Upon closing of the Offering, the Corporation issued an aggregate of 9,415,910 common shares of the Corporation at a purchase price of US$4.40 per Share.

(c)	SugarLeaf Acquisition

On July 24, 2019, Neptune announced that it has completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18 million), a combination of US$12 million in cash and US$6 million or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173.5 million (US$132 million). The earnout payments over the next three years are to be paid with a combination of cash or common shares, with at least 50% in cash. The initial cash consideration of this transaction was funded with the proceeds of the private placement. Acquisition costs of $367,000 were recorded in Selling, general and administration expenses in the Statement of Earnings and Comprehensive Loss during the three-month period ended June 30, 2019.

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf's cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield full and broad-spectrum hemp extracts.